Exhibit 99.73

PRESS RELEASE

For immediate release

NOUVEAU MONDE STRENGTHENS ITS BALANCE SHEET WITH A $16.5M CASH INVESTMENT BY PALLINGHURST’S SHAREHOLDERS FOLLOWING EXERCISE OF WARRANTS

MONTRÉAL, QUÉBEC, February 1, 2021 – Further advancement of its business plan, strong market conditions and continued confidence and support from The Pallinghurst Group, its largest investor, have enabled Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) to secure $16.5M from the exercise of previously-issued warrants. As of today, management is of the view that the Company is sufficiently funded for this year’s further development of its mining and value-added projects with a cash position as of February 1 of $34M. In addition, the Company expects to raise an incremental amount of up to $5.75M in February, assuming the successful closing of the private placement announced on January 13, 2021.

Proceeds were received from the exercise of warrants originally issued to Pallinghurst Graphite International Limited (“Pallinghurst”). Pallinghurst transferred those warrants to its shareholders, on January 29, 2021, with the objective to offer the direct opportunity to invest further in Nouveau Monde through the exercise of those warrants – and at the same time strengthening the Company’s balance sheet. As of today, the Company has received signed exercise forms from all of the transferee warrant-holders, which include Messrs. Arne H. Frandsen and Chris Shepherd, who are directors of the Company.

Arne H. Frandsen, Chairman of Nouveau Monde and Managing Partner of The Pallinghurst Group, commented: “Today’s $16.5M investment is the fifth equity investment Pallinghurst and its investors have made into Nouveau Monde since 2019. It should be seen as a manifestation of our firm commitment and trust in the Company, its business plan, management team as well as Québec as the logical place for the North American battery materials hub.”

Eric Desaulniers, President and Chief Executive Officer of Nouveau Monde, added: “Pallinghurst’s confidence in our value proposition and unwavering support for our business strategy are testaments to the alignment of our respective visions for a cleaner future powered by sustainably and ethically sourced minerals to be used in EVs and renewable energy storage. Today’s equity investment will support the funding required, as we move forward on a number of deliverables in the coming months. This includes the ramp up of our engineering and preparation for the Matawinie mine construction as well as the initial production of purified graphite-based materials at our Bécancour facility. With a strengthened balance sheet, we can continue to support the disciplined execution of our activities and strategy.”

Today’s announcement covers the exercise of 75,000,000 warrants, with each such warrant being exercisable for one common share of the Company, for net proceeds of $16,500,000. On January 22, 2021, Pallinghurst filed a Form 45-102F1 disclosing its intention to distribute the warrants to its shareholders on a pro-rata basis. Following the transfer of the warrants, Pallinghurst, as of today, beneficially owns 55,495,667 common shares of the Company representing 15.2% of the issued and outstanding common shares, and holds a $15-million convertible bond. Assuming the conversion in whole of the convertible bond, Pallinghurst would own 130,495,667 common shares representing 29.7% of the issued and outstanding common shares.

The proceeds of the warrant exercise will be used for the Bécancour value added graphite project development, the Matawinie mine and concentrator detailed engineering, and corporate general and administrative expenses.

About Nouveau Monde

Nouveau Monde is striving to become a key element in the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting full-scale commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and high ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to the private placement and its anticipated closing, the expected use of proceeds from the exercise of the warrants, upcoming corporate milestones, and the “About Nouveau Monde” paragraph which essentially describes the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the Company’s business prospects and opportunities, and are not guarantees of future performance.

By their very nature, forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group